                                . UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             CELL THERAPEUTICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   150934 10 7
                                 (CUSIP Number)

                              James J. Bergin, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (908) 524-2464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 27, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

                                  SCHEDULE 13D

---------------------------------               -------------------------------
CUSIP NO. 150934 10 7                                         PAGE 2 OF 10 PAGES
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Johnson & Johnson                                   22-1024240
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (A)
                                                                            [  ]
                                                                             (B)
                                                                            [  ]

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                            [  ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
-------------------------------------------------------------------------------
   NUMBER OF     7 SOLE VOTING POWER
    SHARES
 BENEFICIALLY             -0-
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ---------------------------------------------------------------
                 8 SHARED VOTING POWER

                          868,262
                ---------------------------------------------------------------
                 9 SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                          868,262
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            868,262
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.65%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------               -------------------------------
CUSIP NO. 150934 10 7                                         PAGE 3 OF 10 PAGES
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Johnson & Johnson Development Corporation           22-2007137
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (A)
                                                                            [  ]
                                                                            (B)
                                                                            [  ]


-------------------------------------------------------------------------------
   3  SEC USE ONLY


-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                            [  ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
-------------------------------------------------------------------------------
   NUMBER OF     7 SOLE VOTING POWER
    SHARES
 BENEFICIALLY             -0-
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ---------------------------------------------------------------
                 8 SHARED VOTING POWER

                          868,262
                ---------------------------------------------------------------
                 9 SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                          868,262
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            868,262
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.65%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 150934 10 7                                         PAGE 4 OF 10 PAGES

Item 1.     Security and Issuer:

            Common Stock, no par value ("Common Stock")

            Cell Therapeutics, Inc.
            201 Elliott Avenue West
            Seattle, WA 98119

Item 2.     Identity and Background:

                  (a) Johnson & Johnson ("J&J") and Johnson & Johnson Development Corporation ("JJDC"), both New Jersey corporations.

                  (b) One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

                  (c) The principal business of J&J is health care products. JJDC is a wholly-owned subsidiary of J&J engaged in the venture capital business.

                           The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of J&J and JJDC is set forth on Appendix A hereto.

                  (d),(e) To the best of J&J's knowledge, neither J&J nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the best of JJDC's knowledge, neither JJDC nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP NO. 150934 10 7                                         PAGE 5 OF 10 PAGES

                           mandating activities subject to, Federal or State securities laws of finding any violation with respect to such laws.

                  (f)      Not applicable.

Item 3.     Source and Amount of Funds or Other Consideration:

            On October 27, 1997, JJDC purchased 125,000 shares of Common Stock ($16.00 per share) of Cell Therapeutics, Inc. (the "Company"), in a fully underwritten and registered, secondary offering. No funds were borrowed to finance the purchase.

Item 4.     Purpose of Transaction:

            J&J and JJDC have no present plans or proposals which relate to, or would result in, any of the actions enumerated in paragraphs (a) through (j) of this Item.

Item 5.     Interest in Securities of the Issuer:

                  (a) As of October 27, 1997, J&J and JJDC each had beneficial ownership of an aggregate of 868,262 shares of Common Stock, which constituted approximately 5.65% of the outstanding shares of Common Stock of the Company at that time.

                  (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.

                  (c) Except as described in the response to Item 3 hereof, there were no transactions in the Common Stock of the Company effected by J&J or JJDC during the past sixty days.

                           To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any transaction in such securities during the past sixty
                           (60) days by any of its executive officers or directors.

                  (d)      Not applicable.

                  (e)      Not applicable.

CUSIP NO. 150934 10 7                                         PAGE 6 OF 10 PAGES


Item 6.           Contracts, Arrangements, etc.:

                  Not applicable.

Item 7.           Exhibits:

                  Not applicable.

CUSIP NO. 150934 10 7                                         PAGE 7 OF 10 PAGES


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JOHNSON & JOHNSON



Dated:  November 5, 1997                     By   /s/  P. S. Galloway
                                                  ------------------------------
                                                  Name: Peter S. Galloway
                                                  Title:   Secretary


                                             JOHNSON & JOHNSON DEVELOPMENT
                                                  CORPORATION



Dated:  November 5, 1997                     By   /s/  P.S. Galloway
                                                  ------------------------------
                                                  Name: Peter S. Galloway
                                                  Title:   Secretary

CUSIP NO. 150934 10 7                                         PAGE 8 OF 10 PAGES



                                   SCHEDULE A

                  Board of Directors and Executive Officers of
                                Johnson & Johnson

            The directors and executive officers of Johnson & Johnson are identified in the table below. Directors of Johnson & Johnson are indicated by an asterisk.

Name                               Business Address              Citizenship        Principal Occupation
----                               ----------------              -----------        --------------------

1.  Dr. Gerard N. Burrow (*)       Yale New Haven School         United             Dean of the Yale
                                   of Medicine                   States             University School of
                                   333 Cedar Street                                 Medicine since 1992
                                   New Haven, CT  06510


2.  Joan Ganz Cooney (*)           Children's Television         United             Chairman, Children's
                                   Workshop                      States             Television Workshop
                                   One Lincoln Plaza
                                   New York, NY  10023

3.  James Cullen (*)               Bell Atlantic                 United             Vice Chairman of the
                                   Corporation                   States             Board, Bell Atlantic
                                   1310 North Court House                           Corporation
                                   Road
                                   Arlington, VA 22201

                                   Johnson & Johnson
4.  Robert J. Darretta             One Johnson & Johnson         United             Vice President, Finance
                                   Plaza                         States             and Member, Executive
                                   New Brunswick, NJ                                Committee of Johnson &
                                   08933                                            Johnson

5.  Russell C. Deyo                Johnson & Johnson             United             Vice President,
                                   One Johnson & Johnson         States             Administration, and
                                   Plaza                                            Member, Executive
                                   New Brunswick, NJ                                Committee of Johnson &
                                   08933                                            Johnson

6.  Roger S. Fine                  Johnson & Johnson             United             Vice President and
                                   One Johnson & Johnson         States             General Counsel and
                                   Plaza                                            Member, Executive
                                   New Brunswick, NJ                                Committee of Johnson &
                                   08933                                            Johnson

7.  Ronald G. Gelbman              Johnson & Johnson             United             Member, Executive
                                   One Johnson & Johnson         States             Committee of Johnson &
                                   Plaza                                            Johnson
                                   New Brunswick, NJ
                                   08933

8.  Philip M. Hawley (*)           Philip M. Hawley              United             Former Chairman  and
                                   Suite 2280                    States             Chief Executive Officer
                                   444 South  Flower                                of Carter Hawley Hale
                                   Street                                           Stores, Inc.
                                   Los Angeles, CA
                                   90071-2900

9.  JoAnn H. Heisen                Johnson & Johnson             United             Corporate Vice
                                   One Johnson & Johnson         States             President, Chief
                                   Plaza                                            Information Officer,
                                   New Brunswick, NJ 08933                          and Member, Executive
                                                                                    Committee of Johnson &
                                                                                    Johnson

10.  Ann Dibble Jordan (*)         Johnson & Johnson             United             Director of various
                                   One Johnson & Johnson         States             other corporations
                                   Plaza
                                   New Brunswick, NJ
                                   08933

11.  Christian A. Koffmann         Johnson & Johnson             France             Member, Executive
                                   One Johnson & Johnson                            Committee of Johnson &
                                   Plaza                                            Johnson
                                   New Brunswick, NJ 08933

CUSIP NO. 150934 10 7                                         PAGE 9 OF 10 PAGES


Name                               Business Address              Citizenship        Principal Occupation
----                               ----------------              -----------        --------------------

12.  Arnold G. Langbo (*)          111 Capital Avenue,           Canada             Chairman of the Board
                                   S.W.                                             and Chief Executive
                                   Battle Creek, MI  49015                          Officer of the Kellogg
                                                                                    Company
13.  Ralph S. Larsen (*)           Johnson & Johnson             United             Chairman, Board of
                                   One Johnson & Johnson         States             Directors, Chief
                                   Plaza                                            Executive Officer and
                                   New Brunswick, NJ                                Chairman, Executive
                                   08933                                            Committee, of Johnson &
                                                                                    Johnson
14.  James T. Lenehan              Johnson & Johnson             United             Member, Executive
                                   One Johnson & Johnson         States             Committee of Johnson &
                                   Plaza                                            Johnson
                                   New Brunswick, NJ
                                   08933

15.  Dr. John S. Mayo (*)          AT&T Bell                     United             President, Emeritus,
                                   Laboratories, Inc.            States             AT&T Bell Laboratories,
                                   600 Mountain Avenue                              Inc.
                                   Murray Hill, NJ  07974

16.  Thomas S. Murphy (*)          Capital Cities/ABC,           United             Former Chairman of the
                                   Inc.                          States             Board and Chief
                                   77 West 66th Street                              Executive Officer of
                                   New York, NY                                     Capital Cities/ABC
                                   10023-6298

17.  Paul J. Rizzo (*)             IBM Corporation               United             Retired Vice Chairman
                                   Old Orchard Road              States             of International
                                   Armonk, NY 10504                                 Business Machines
                                                                                    Corporation
18.  Henry B. Schact (*)           Lucent Technologies           United             Chairman of the Board
                                   600 Mountain Avenue           States             of Lucent Technologies
                                   Murray Hill, N.J. 07974

19.  Maxine F. Singer,             Carnegie Institution          United             President of the
Ph.D.(*)                           of Washington                 States             Carnegie Institution of
                                   1530 P Street, N.W.                              Washington
                                   Washington, D.C.
                                   20005-1910

20.  Roger B. Smith (*)            Johnson & Johnson             United             Retired Chairman of
                                   One Johnson & Johnson         States             General Motors
                                   Plaza                                            Corporation, Member of
                                   New Brunswick NJ 08933                           the Business Council
                                                                                    and Trustee of the
                                                                                    Alfred P. Sloan
                                                                                    Foundation

21.  Robert N. Wilson (*)          Johnson & Johnson             United             Vice Chairman, Board of
                                   One Johnson & Johnson         States             Directors and Vice
                                   Plaza                                            Chairman, Executive
                                   New Brunswick, NJ                                Committee of Johnson &
                                   08933                                            Johnson

CUSIP NO. 150934 10 7                                        PAGE 10 OF 10 PAGES


                  Board of Directors and Executive Officers of
                    Johnson & Johnson Development Corporation



            The directors and executive officers of Johnson & Johnson Development Corporation are identified in the table below. Directors of Johnson & Johnson Development Corporation are indicated by an asterisk.

Name                          Business Address           Citizenship        Principal Occupation
----                          ----------------           -----------        --------------------

1.  Peter S.                  Johnson & Johnson          United             Secretary and Associate General
Galloway (*)                  One Johnson &              States             Counsel of Johnson & Johnson;
                              Johnson Plaza                                 and Vice President and
                              New Brunswick,                                Secretary of Johnson & Johnson
                              NJ  08933                                     Development Corporation

2.  Thomas M.                 Johnson & Johnson          United             Vice President of
Gorrie, Ph.D.                 One Johnson &              States             Johnson & Johnson Development
                              Johnson Plaza                                 Corporation
                              New Brunswick,
                              NJ  08933
3.  Susan Lambert             Johnson & Johnson          United             Vice President of
                              One Johnson &              Kingdom            Johnson & Johnson Development
                              Johnson Plaza                                 Corporation
                              New Brunswick, NJ
                              08933
4.  Alfred T. Mays            Johnson & Johnson          United             President, McNeil Specialty
                              One Johnson &              States             Products Company; and Vice
                              Johnson Plaza                                 President of Johnson & Johnson
                              New Brunswick, NJ                             Development Corporation
                              08933
5.  Ting Pau Oei (*)          Johnson & Johnson          United             Vice President of
                              One Johnson &              States             Johnson & Johnson Development
                              Johnson Plaza                                 Corporation
                              New Brunswick,
                              NJ  08933
6.  James R. Utaski           Johnson & Johnson          United             Corporate Vice President,
(*)                           One Johnson &              States             Business Development of Johnson
                              Johnson Plaza                                 & Johnson; President of Johnson
                              New Brunswick,                                & Johnson Development
                              NJ  08933                                     Corporation

7.  Dr. Brad Vale             Johnson & Johnson          United             Vice President of
                              One Johnson &              States             Johnson & Johnson Development
                              Johnson Plaza                                 Corporation
                              New Brunswick,
                              NJ  08933